82-1824

REDCORP

NEWS RELEASE

August 10, 2004

SUPPL

Additional Tulsequah Drilling Results

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide results for four additional holes from the Tulsequah Chief property. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

Two of the new holes, TCU04109 and 112 were drilled into the main deposit, piercing it approximately 50 meters apart. Hole TCU04109 intersected a wide zone with much higher than average gold content associated with strong copper and zinc mineralization. Gold values were consistently elevated throughout the intersection.

Hole #	From (m)	To (m)	Length (m)	Estimated True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU04109	604.1	630.6	26.5	22.0	5.23	157.9	2.88	1.03	7.29
TCU04110	no significant assays								
TCU04111	wide, low grade zone								
TCU04112	582.0	597.6	15.6	13.0	1.65	59.6	1.22	0.82	7.00

TCU04110 and 111 were drilled along the western margin of the deposit. TCU04110 intersected just under 30 meters of altered and weakly mineralized rhyolite at the ore horizon. TCU04111 intersected two altered and mineralized stratigraphic sections, an upper 20 meter thick zone and a lower 49 meter thick zone, which averaged 0.92% zinc.

This lower zone is seen in several of the holes drilled along the western margin of the main deposit and may indicate the presence of a stratigraphically lower massive sulphide deposit off to the west, in the F anticline area. It is interpreted to correlate with intersections in two holes drilled in 1989 (TCU89015 – 5.6 meters grading 0.96% Cu, 10.35% Zn, 1.97 gpt Au and 35.2 gpt Ag; and TCU89016 – 5.9 meters grading 0.68% Cu, 8.20% Zn, 2.42 gpt Au and 246.5 gpt Ag) which were never followed up.

Three drills are currently working on the property and are drilling holes TCU04116, TCU04119 and TCU04120. Assays for holes TCU04113 to TCU04118 are pending.

The first hole drilled from the new drill station to test the down-dip extension of the Tulsequah deposit, TCU04108, had to be abandoned above the target depth due to problems encountered while trying to drill through a particularly challenging fault. A second hole, TCU04116, is underway with a planned depth of 1,000 meters. A total of four additional holes are planned to evaluate the potential for additional mineralization below the current drilling.

8/17

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

REDCORP

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330